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                       [MENTOR GRAPHICS CORPORATION LOGO]

                                                              September 11, 1998

Dear Quickturn Stockholder:

    For the past month, we have stood ready to discuss our $12.125 per share all-cash, premium offer with the Quickturn Board of Directors. Rather than even discuss this full and fair offer, we believe the Quickturn Board has taken actions to entrench themselves and prevent you from realizing the benefits of our offer.

    Their actions to entrench themselves have forced us to take the steps necessary to call a special meeting to vote on replacing the Quickturn Board of Directors. We are pleased that we have received more than the requisite level of support from the stockholders of Quickturn to call a Special Meeting for October 29, 1998.

    WE NEED YOUR SUPPORT BECAUSE WE BELIEVE THAT THE QUICKTURN BOARD WILL ONLY MEET WITH US IF YOU SEND THEM A MESSAGE BY GIVING US YOUR VOTE.

    In deciding whether it is time to replace the Quickturn Board, consider for yourself the actions the Quickturn Board took two weeks after we made our offer:

    - The Board amended its "dead hand poison pill" to make it impossible for a new board elected by a majority of Quickturn's stockholders to take the steps necessary to approve Mentor's all-cash offer and related merger proposal--FOR AT LEAST SIX MONTHS AFTER THE SPECIAL MEETING ELECTION.

    - The Board also adopted certain anti-takeover bylaw amendments which impose a minimum delay of 90 to 100 days before stockholders can vote to remove the Board that is opposing Mentor's offer--EVEN IF STOCKHOLDERS REPRESENTING A MAJORITY OF QUICKTURN'S STOCKHOLDERS FULLY SUPPORT THAT OFFER.

    - THE EFFECT OF THESE DESPERATE ANTI-TAKEOVER TACTICS IS TO DELAY GREATLY CONSUMMATION OF OUR OFFER AND SUBJECT QUICKTURN STOCKHOLDERS TO UNREASONABLE AND UNNECESSARY MARKET AND BUSINESS RISK.

                TO SUPPORT MENTOR'S OFFER AND ENCOURAGE THE QUICKTURN
                     BOARD TO STOP WASTING TIME AND YOUR MONEY,
                             VOTE THE GOLD PROXY TODAY!
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    While we are seeking to have the Board's actions invalidated in the Delaware courts, we need your support to send the Board a message to stop wasting your money by entrenching themselves and raising roadblocks to our offer.

          VOTE THE GOLD PROXY CARD TO REPLACE QUICKTURN'S BOARD, TELL
           THEM JUST SAYING NO TO OUR OFFER IS JUST NOT GOOD ENOUGH!

    We believe that Quickturn's Board and management have had more than enough time to implement a successful business plan for the benefit of its stockholders. IN OUR OPINION, THEY HAVE FAILED TO DELIVER VALUE:

    - Quickturn has generated earnings per share SIGNIFICANTLY BELOW CONSENSUS ANALYST ESTIMATES in three of the last four quarters.

    - QUICKTURN'S EARNINGS HAVE DECLINED EACH YEAR SINCE 1996.

    - Following a less than one percent revenue increase in 1997, Quickturn revenues for the first six months of 1998 have actually declined from the comparable 1997 period.

    HOW CAN THE QUICKTURN BOARD CLAIM THAT OUR OFFER OF $12.125 PER SHARE IS "INADEQUATE" WHEN, LESS THAN A MONTH BEFORE OUR OFFER COMMENCED, THE BOARD ITSELF LOWERED THE EXERCISE PRICE OF ALL 1.9 MILLION EMPLOYEE STOCK OPTIONS TO $7.44 PER SHARE? We believe the Quickturn Board would only have taken this drastic action if it believed that the Company's business had been significantly impaired and that the options as repriced accurately reflected fair market value.

    - THE PRIMARY BENEFICIARIES OF THIS REPRICING WERE THE COMPANY'S SENIOR MANAGERS.

    - OBVIOUSLY, STOCKHOLDERS CANNOT REPRICE THEIR SHARES.

                      IF THE BOARD WON'T NEGOTIATE WITH MENTOR,
                       WE BELIEVE IT IS TIME TO REPLACE THEM!

    We urge you to read our enclosed proxy materials, which discusses the four proposals that we are asking you to vote FOR at the Special Meeting. If the nominees are elected, Mentor Graphics expects that, subject to their fiduciary duties to all stockholders, the nominees will take the steps necessary to facilitate your ability to accept Mentor's all-cash offer at the earliest practicable date.

    Unless we are successful in overturning the anti-takeover impediments erected by the current Board, you may be forced to wait more than nine months to get the $12.125 per share in cash that we are offering today.

                                       2
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    The five nominees we are nominating are: Gideon Argov, Chairman, President and CEO of Kollmorgen Corporation; Scott H. Bice, Dean of the University of Southern California Law Center; Harry L. Demorest, Chief Executive Officer of Columbia Forest Products, Inc.; C. Scott Gibson, President of Gibson Enterprises; and Michael J.K. Savage, Managing Director of the San Francisco Opera and founder and former President of Savage Petroleum Company.

WE URGE YOU TO VOTE YOUR GOLD PROXY EARLY TO SEND A STRONG MESSAGE TO THE
      EXISTING DIRECTORS THAT YOU WANT ACTION NOW -- NOT IN NINE
                                    MONTHS!

    We appreciate your prompt consideration of this extremely important vote. We believe our offer is good for stockholders and good for the customers and the employees of both companies.

                                           Sincerely,

                                           /s/ Walden C. Rhines

                                           Dr. Walden C. Rhines
                                           President and
                                             Chief Executive Officer

If you have any questions or need assistance in completing the GOLD proxy card, please contact:

                        [MACKENZIE PARTNERS, INC. LOGO]

                                156 Fifth Avenue
                            New York, New York 10010
           CALL TOLL-FREE (800) 322-2885 OR (212) 929-5500 (COLLECT)